                       SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C.  20549



                                   FORM 11-K


 (Mark One)

    [X]                         Annual Report
                        Pursuant to Section 15(d) of the
                        Securities Exchange Act of 1934

                  For the fiscal year ended December 31, 2000



                                       OR



    [_]        Transition report pursuant to Section 15(d) of the
                        Securities Exchange Act of 1934


                        Commission File Number 33-26867


               LYONDELL CHEMICAL COMPANY 401(K) AND SAVINGS PLAN
                              (Title of the Plan)



                           LYONDELL CHEMICAL COMPANY
                              1221 McKinney Street
                                   Suite 700
                              Houston, Texas 77010

                    (Name and address of principal executive office of the issuer of the securities)

               LYONDELL CHEMICAL COMPANY 401(K) AND SAVINGS PLAN

                         INDEX TO FINANCIAL STATEMENTS


                                                                     PAGE
                                                                     ----

Report of Independent Accountants                                      2

Financial Statements:

    Statements of Net Assets Available for Benefits                    3

    Statement of Changes in Net Assets Available for Benefits          4

    Notes to Financial Statements                                      5

Supplemental Schedules are not required at the plan level and have been omitted.

                       REPORT OF INDEPENDENT ACCOUNTANTS

To the Benefits Administrative Committee of the
Lyondell Chemical Company 401(k) and Savings Plan:

In our opinion, the accompanying statements of net assets available for benefits and the related statement of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of the Lyondell Chemical Company 401(k) and Savings Plan (the "Plan") at December 31, 2000 and 1999, and the changes in net assets available for benefits for the year ended December 31, 2000 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.


/s/ PricewaterhouseCoopers LLP

Houston, Texas
June 28, 2001

               LYONDELL CHEMICAL COMPANY 401(K) AND SAVINGS PLAN

                STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS



                                                                                          DECEMBER 31,
                                                                             -----------------------------------------
                                                                                  2000                      1999
                                                                             ---------------           ---------------
ASSETS
Investments, at fair value:
    Investment in Lyondell Chemical, Equistar Chemicals,
        and Lyondell-Citgo Plans Master Trust                                   $331,555,509              $303,253,909
                                                                                ------------              ------------
        Net assets available for benefits                                       $331,555,509              $303,253,909
                                                                                ============              ============

                       See Notes to Financial Statements.

               LYONDELL CHEMICAL COMPANY 401(K) AND SAVINGS PLAN

           STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

                      FOR THE YEAR ENDED DECEMBER 31, 2000


                                                             PARTICIPANT                NONPARTICIPANT                  PLAN
                                                               DIRECTED                    DIRECTED                    TOTAL
                                                             -----------                ----------------         ------------------
Contributions:
    Employer                                                   $         - -                $10,946,028               $ 10,946,028
    Participant                                                   13,261,520                  1,097,642                 14,359,162
    Rollover                                                       1,664,481                     51,541                  1,716,022
                                                               -------------                -----------               ------------
        Total                                                     14,926,001                 12,095,211                 27,021,212
                                                               -------------                -----------               ------------
Investment income (loss):
    Lyondell Chemical, Equistar Chemicals,
        and Lyondell-Citgo Plans Master Trust                    (13,808,537)                10,403,486                 (3,405,051)
                                                               -------------                -----------               ------------
            Net investment income (loss)                         (13,808,537)                10,403,486                 (3,405,051)
                                                               -------------                -----------               ------------
Benefits paid to participants                                    (29,015,451)                (1,918,384)               (30,933,835)
                                                               -------------                -----------               ------------
Administrative expenses                                              (79,517)                   (11,583)                   (91,100)
                                                               -------------                -----------               ------------
Loan activity:
    Participant borrowings                                         1,258,525                 (1,258,525)                       - -
    Participant repayments                                        (1,298,224)                 1,298,224                        - -
                                                               -------------                -----------               ------------
        Net loan activity                                            (39,699)                    39,699                        - -
                                                               -------------                -----------               ------------
Transfer activity:
    Net transfers from Equistar Chemicals, LP
        Savings and Investment Plan                               36,260,801                   (505,665)                35,755,136
    Net transfers from LYONDELL-CITGO
        Refining Company Ltd. 401(K) and Savings
         Plan for Non-Represented Employees                          691,064                     (5,619)                   685,445
    Other transfers, net                                             (39,699)                  (690,508)                  (730,207)
    Net transfers between investment options                        (125,440)                   125,440                        - -
                                                               -------------                -----------               ------------
        Net transfer activity                                     36,786,726                 (1,076,352)                35,710,374
                                                               -------------                -----------               ------------
Net increase                                                       8,769,523                 19,532,077                 28,301,600

Net assets available for benefits:
    Beginning of period                                          272,491,588                 30,762,321                303,253,909
                                                               -------------                -----------               ------------
    End of period                                               $281,261,111                $50,294,398               $331,555,509
                                                                ============                ===========               ============

                       See Notes to Financial Statements.

               LYONDELL CHEMICAL COMPANY 401(K) AND SAVINGS PLAN

                         NOTES TO FINANCIAL STATEMENTS


1.  DESCRIPTION OF PLAN

General-The Lyondell Chemical Company 401(k) and Savings Plan ("Plan") is a defined contribution plan for employees and vested former employees of Lyondell Chemical Company ("Lyondell" or "Company"). It is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA"). Effective March 15, 1999, the ARCO Chemical Company Capital Accumulation Plan was merged into the Plan. Participants should refer to the plan document for a complete description of the Plan.

Contributions-Participants are allowed to contribute from 1 percent to 14 percent of their base pay to the Plan through pre-tax payroll deductions ("Elective Deferrals") and from 1 percent to 10 percent of their base pay through after-tax payroll deductions ("Savings Contributions"). Lyondell makes matching contributions to the participant's account at the rate of 160 percent of the Elective Deferrals up to a maximum Company contribution of 8 percent of the participant's eligible base pay. All contributions and earnings thereon are fully vested and nonforfeitable. All earnings are allocated to individual participant accounts on the basis of the units held in the investment fund.

Investment Election-All participant assets are held in trust. Participant contributions and earnings thereon ("Participant Directed") are invested by the Trustee (see Plan Administration below) in accordance with the options selected by each participant. The Plan does not own specific securities or other assets in the trust, but has an ownership interest in each selected fund within the trust. Contributions to, withdrawals from and transfers between investment options by the participants are appropriately charged or credited to each fund.

When investing in Lyondell common stock, the participant may designate that the common stock be held either in the Lyondell Common Stock - Dividend Payout Fund ("ESOP") portion of the Plan (an employee stock ownership plan under Section 4975(e)(7) of the Internal Revenue Code) or in the Lyondell Common Stock - Dividend Reinvestment Fund ("non-ESOP stock fund"). Dividends on common stock held in the non-ESOP stock fund are reinvested in Lyondell common stock and held in the participant's plan account. Dividends on common stock held in the ESOP are payable to the participant quarterly as allowed by the Plan. All Company matching contributions ("Nonparticipant Directed") are used to purchase Lyondell common stock in the ESOP and may only be transferred to other investment options under certain limited circumstances, as defined in the Plan.

Employees of the former Atlantic Richfield Company ("ARCO") and the former ARCO Chemical Company who became employees of Lyondell had the assets attributable to their participation in the ARCO Capital Accumulation Plan II and ARCO Chemical Company Capital Accumulation Plan (which assets included ARCO common stock) transferred to the Plan. On April 18, 2000, pursuant to the terms of a merger agreement between BP Amoco p.l.c. ("BP") and ARCO, each share of outstanding common stock of ARCO was converted into the right to receive 1.64 BP American Depositary Receipts (ADRs) or, subject to the timely receipt of elections therefor, 9.84 BP Ordinary Shares. In addition, ARCO common stock was delisted from the exchanges on which it had been listed.

Withdrawals and Borrowings-If a participant terminates employment for any reason, the participant's account balance will be distributed upon attainment of age 65 or anytime the participant makes application to receive the funds prior to age 65. If the participant's account balance is $5,000 or less, the participant's account balance will be distributed as soon as practicable.

The Plan permits withdrawals of Elective Deferrals under certain hardship conditions as defined by the Plan and granted by the Benefits Administrative Committee. Savings Contributions may be withdrawn in total or partial amounts as defined by the Plan.

               LYONDELL CHEMICAL COMPANY 401(K) AND SAVINGS PLAN

Withdrawals are made in a lump sum cash payment, although a participant may elect to receive Lyondell or, prior to April 18, 2000, ARCO common stock to the extent assets are held in the form of such stock. Distributions upon retirement or termination have generally been in Lyondell or ARCO common stock to the extent assets were held in the form of such stock, and in cash to the extent invested in any other investment funds maintained under the Plan.

The Plan provides for employees to borrow up to 50 percent of their account balance, as defined by the Plan and subject to a minimum and maximum borrowing level. The interest rate currently charged for loans is a fixed rate equal to the average prime rate reported in The Wall Street Journal as of the last business day of the month preceding the date the loan application was received by the Benefits Administrative Committee. Interest rates on loans outstanding at December 31, 2000 and 1999 ranged from 7.75 percent to 9.5 percent. Repayment periods range from one to five years for general loans and one to ten years for residential loans. Repaid principal and interest are added to investment funds according to the current investment elections of the participant. The loans are carried at their face amount.

Plan Administration-The Plan is administered by the Lyondell Benefits Administrative Committee. During 1999, Plan assets were maintained in the Lyondell Chemical Company Master Trust ("Lyondell Master Trust" under the custody of State Street Bank and Trust Company until April 1, at which time the assets were transferred to the Lyondell Chemical, Equistar Chemicals, and Lyondell-Citgo Plans Master Trust ("Master Trust") under the custody of Fidelity Management Trust Company (collectively, the two custodians, or trustees, are referred to as "Trustee"). The Trustee makes payments as authorized by the Plan. Lyondell pays administrative expenses of the Plan.

Termination Provision-Although it has not expressed any intent to do so, Lyondell has the right to terminate the Plan at any time subject to the provisions of the Employee Retirement Income Security Act of 1974. In the event of Plan termination, all participants will be fully vested in their accounts and all assets of the Plan will continue to be held for distribution to participants as provided in the Plan.


2.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting-The financial statements of the Plan are prepared using the accrual method of accounting.

Investment Valuation and Income Recognition-The Plan's investments are stated at fair value. Quoted market prices are used to value investments. Investment funds are valued at net asset value as of the last business day of the periods presented, which is the fair value of all securities held plus accruals for dividend income and interest income. Short-term and certain other investments are valued at cost, which approximates fair value. Purchases and sales of securities are accounted for on the settlement date. Gains or losses on the sale or distribution of securities are computed on an average cost basis. Dividend income is accrued on the ex-dividend date and interest income is accrued as earned. The net appreciation or depreciation in the fair value of investments, which consist of the realized gains or losses and the unrealized appreciation or depreciation on those investments, is included in "Investment income (loss)" in the statement of changes in net assets.

Payment of Benefits-Benefits are recorded when paid.

Use of Estimates-The preparation of the Plan's financial statements in conformity with generally accepted accounting principles requires the Plan's management to make significant estimates and assumptions that affect the reported amounts of net assets available for benefits at the date of the financial statements and the changes in net assets available for benefits during the reporting period and, when applicable, disclosures of contingent assets and liabilities at the date of the financial statements. Actual results could differ from those estimates.

               LYONDELL CHEMICAL COMPANY 401(K) AND SAVINGS PLAN

Risks and Uncertainties-The Plan provides for investment options in various combinations of stocks and mutual funds. Investment securities are exposed to various risks, such as market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the statement of net assets available for plan benefits.


3.  TAX STATUS

The Plan is a qualified plan under Sections 401(a) and (k) of the Internal Revenue Code of 1986, as amended ("Code") and is a qualified employee stock ownership plan under Section 4975(e)(7) of the Code. The Benefits Administrative Committee believes that the Plan as currently designed and operated, is in compliance with the applicable requirements of the Code. Accordingly, no provision is made for federal income taxes.


4.  LYONDELL CHEMICAL, EQUISTAR CHEMICALS, AND LYONDELL-CITGO PLANS MASTER TRUST

The Master Trust was established on March 15, 1999 and is a pooled investment trust composed of the beneficial interests of certain participating defined contribution plans of Lyondell, Equistar Chemicals, LP and LYONDELL-CITGO Refining LP, all of which are related entities. It was formed by combining the assets of ARCO Chemical Company Capital Accumulation Plan, which were transferred to the Master Trust on March 15, 1999, and the assets formerly held in the Lyondell Master Trust, the LYONDELL-CITGO Refining Company Ltd. Master Trust and the Equistar Chemicals, LP Savings Plan for Former Occidental Petroleum Corporation Employees, which were transferred to the Master Trust on April 1, 1999.


Net assets of the Master Trust were as follows:

                                                                                         December 31,
                                                                           -------------------------------------------
                                                                               2000                          1999
                                                                           --------------                 ------------
ASSETS
Investments, at fair value:
    Participant directed investments
        Common stock                                                         $108,367,679                 $119,954,255
        Mutual funds                                                          681,536,602                  781,886,517
        Participant loans receivable, at cost                                  45,711,733                   50,558,066
    Nonparticipant directed:
        Common stock                                                           50,294,398                   31,176,966
                                                                             ------------                 ------------
            Total investments                                                 885,910,412                  983,575,804
Other receivables                                                                 498,769                      519,984
                                                                             ------------                 ------------
            Total assets                                                      886,409,181                  984,095,788

LIABILITIES
Other liabilities                                                                     - -                      414,645
                                                                             ------------                 ------------
NET ASSETS AVAILABLE FOR BENEFITS                                            $886,409,181                 $983,681,143
                                                                             ============                 ============

Plan percentage                                                                     37.40%                       30.83%
                                                                             ============                 ============

               LYONDELL CHEMICAL COMPANY 401(K) AND SAVINGS PLAN

During 2000, the Master Trust's investments (including gains and losses on investments bought and sold, as well as held during the year) depreciated in value by $88,526,072 as follows:

Common stocks                                                     $  21,811,058

Mutual funds                                                       (110,337,130)
                                                                  --------------
                                                                  $ (88,526,072)
                                                                  ==============

The following investments represented 5 percent or more of the Master Trust's net assets:

                                                                                     DECEMBER 31,
                                                                          ----------------------------------------
                                                                              2000                       1999
                                                                          -------------               ------------
Fidelity Retirement Money Market Fund                                      $139,963,321               $177,395,339

Fidelity Fund
    (3,598,678 and 3,781,968 shares, respectively)                          117,892,695                161,149,647

Fidelity Brokerage Link                                                      93,733,498                 77,224,722

Spartan US Equity Index Fund
    (1,647,642 and 2,131,237 shares, respectively)                           77,126,116                111,016,115

Lyondell Chemical Company common stock
    Participant directed:  (3,588,076 shares)                                54,944,201
    Nonparticipant directed:  (3,284,425 shares)                             50,294,398
                                                                           ------------
         Total Lyondell Chemical Company common stock                       105,238,599

Atlantic Richfield Company common stock
    (649,639 shares)                                                                                    56,193,771

Participant loans receivable, at cost                                        45,711,733                 50,558,066

               LYONDELL CHEMICAL COMPANY 401(K) AND SAVINGS PLAN

Changes in net assets of the Master Trust for the year ended December 31, 2000 are presented below.

                                                            PARTICIPANT               NONPARTICIPANT                 TRUST
                                                              DIRECTED                   DIRECTED                    TOTAL
                                                         ------------------         ------------------         ------------------
Contributions:
    Employer                                                 $  21,482,835                $10,946,028              $  32,428,863
    Participant                                                 41,207,532                  1,097,642                 42,305,174
    Rollover                                                     4,708,929                     51,541                  4,760,470
                                                             -------------                -----------              -------------
        Total                                                   67,399,296                 12,095,211                 79,494,507
                                                             -------------                -----------              -------------

Investment income (loss):
    Interest income                                             12,956,646                    273,418                 13,230,064
    Dividend income                                              3,310,461                    690,508                  4,000,969
    Net appreciation (depreciation)
        in the fair value of investments                       (97,965,632)                 9,439,560                (88,526,072)
                                                             -------------                -----------              -------------
            Net investment income (loss)                       (81,698,525)                10,403,486                (71,295,039)
                                                             -------------                -----------              -------------
Benefits paid to participants                                 (102,470,203)                (1,918,384)              (104,388,587)
                                                             -------------                -----------              -------------
Administrative expenses                                           (375,948)                   (11,583)                  (387,531)
                                                             -------------                -----------              -------------
Loan activity:
    Participant borrowings                                       1,258,525                 (1,258,525)                       - -
    Participant repayments                                      (1,298,224)                 1,298,224                        - -
                                                             -------------                -----------              -------------
        Net loan activity                                          (39,699)                    39,699                        - -
                                                             -------------                -----------              -------------
Transfer activity:
    Net transfers to Equistar Chemicals, LP
        Savings and Investment Plan                                505,665                   (505,665)                       - -
    Net transfers to LYONDELL-CITGO
        Refining Company Ltd. 401(K) and Savings
        Plan for Non-Represented Employees                           5,619                     (5,619)                       - -
    Intra-plan transfers                                          (125,440)                   125,440                        - -
    Other transfers, net                                            (4,804)                  (690,508)                  (695,312)
                                                             -------------                -----------              -------------
        Net transfer activity                                      381,040                 (1,076,352)                  (695,312)
                                                             -------------                -----------              -------------
Net (decrease) increase                                       (116,804,039)                19,532,077                (97,271,962)

Net assets available for assets:
    Beginning of period                                        952,918,822                 30,762,321                983,681,143
                                                             -------------                -----------              -------------
    End of period                                            $ 836,114,783                $50,294,398              $ 886,409,181
                                                             =============                ===========              =============

               LYONDELL CHEMICAL COMPANY 401(K) AND SAVINGS PLAN

                                   SIGNATURE


Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the Plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

                                     LYONDELL CHEMICAL COMPANY
                                     401(K) AND SAVINGS PLAN

                                     By: /s/ GERALD A. O'BRIEN
                                     ----------------------------------------
                                             Gerald A. O'Brien
                                             Benefits Administrative Committee

Date:  June 28, 2001

                                 EXHIBIT INDEX



                                                              SEQUENTIALLY
EXHIBIT                                                       NUMBERED PAGE
  NO.                     EXHIBIT                             WHERE LOCATED
-------                   -------                             -------------

23           Consent of PricewaterhouseCoopers LLP                  12